

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via U.S. Mail and Facsimile (951-734-5357)

April 8, 2011

Richard B. Carter
President, Chief Executive Officer and Chief Financial Officer
BookMerge Technologies Inc.
1560 N. Maple St.
Corona, California 92880

> **Re:** **BookMerge Technologies Inc.**
> **Form 8-K**
> **Filed March 23, 2011 and March 30, 2011**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed October 28, 2010**
> **Form 10-Q for the Quarterly Periods Ended December 31, 2010 and**
> **September 30, 2010**
> **Filed February 25, 2011 and November 12, 2010**
> **File No. 333-152837**

Dear Mr. Carter:

We have reviewed your filings and your letter filed March 23, 2011, and have the following comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

Form 8-K filed March 30, 2011

General

1. We note your response to comment 5 of our letter dated February 22, 2011. Please revise your filing to include the information required by Items 201 and 404 of Regulation S-K or tell us why they are not applicable. In your next response letter, please tell us the page number where we can find your revised disclosure.

2. We note your response to comment 7 of our letter dated February 22, 2011. We also note that you disclose that this is amendment number 3 or "A3" on the cover page. However, your amendment filed on March 30, 2011 is amendment number 2. Please use the correct numbered amendment number in your future filings.

3. We note your response to comment 8 of our letter dated February 22, 2011. As previously requested, please tell us your full legal name, as specified in your charter and please use this name consistently in your filings. In addition, please define the term "company" consistently in your filings.

Item 2.01 – Completion of Acquisition of Assets, page 2

4. We have read your response to comment 9 of our letter dated February 22, 2011. You disclose on page 3 that the former shareholders of EGT will represent only 33.37% of Book Merge Technologies. Please address the following to help us better understand how you determined that the transaction constituted a reverse acquisition:

- Quantify the number of shares outstanding for both Book Merge Technology and Extreme Green Technologies, Inc. (EGT) immediately prior to the acquisition of 51% majority control of EGT on November 29, 2010;

- Tell us the date on which Book Merge Technology acquired the remaining 49% of EGT by issuing 15,655,500 shares of Book Merge Technology restricted common stock;

- Describe the relative voting rights in the combined entity held by former EGT shareholders and Book Merge Technology shareholders after the business combination; and

- Please also confirm that you have disclosed all details regarding the transaction, including but not limited to the shares exchanged and any changes in organization structure prior to or during the transaction.

  Refer to FASB ASC 805-10-55-10 through 55-15.

5. We note your response to comment 10 of our letter dated February 22, 2011. Please revise to disclose when you extended the same terms and conditions to the minority shareholders of Extreme Green Technologies, Inc. and when you will complete this share exchange.

6. We note your response to comment 11 of our letter dated February 22, 2011. Please revise your registration statement to include the disclosure from your response letter.

Item 5.02 Election of Directors; Appointment of Principal Officers, page 2

7. We note your response to comment 12 of our letter dated February 22, 2011. Please revise your registration statement to include the disclosure from your response letter.

Risk Factors, page 3

8. We note your response to comment 16 of our letter dated February 22, 2011. Please revise to disclose the percentage of your stock beneficially owned by your officers, directors and principal shareholders.

9. Please tell us what consideration you have given to including a risk factor concerning your ability to satisfy your obligation as a reporting company under the federal securities laws, including your obligations under the Sarbanes-Oxley Act of 2002.

Narrative Description of the Business, page 7

10. We note your response to comment 18 of our letter dated February 22, 2011. We also note disclosure in Item 5.06 that EGT is a subsidiary and in your response to comment 9 of our letter dated February 22, 2011 that EGT is to be wound up. We reissue this comment. Please revise your disclosure to clarify your corporate structure. Please disclose how the Extreme Green Technologies, Inc. transaction changes your corporate structure.

Security Ownership of Certain Beneficial Owners and Management, page 12

11. Please revise to correct the total calculation of shares owned by all directors and officers as a group.

Executive Compensation, page 12

12. We note your response to comment 26 of our letter dated February 22, 2011. Please revise your Summary Compensation Table to the format specified by Item 402(n) of Regulation S-K.

Management Discussion and Analysis

Results of Operations, page 15

13. Please expand your discussion of your results of operations to discuss the material changes in your results of operations for all periods presented, including interim periods. Please revise your disclosure to discuss the business reasons for the changes in your revenues, cost of sales and operating expenses for all periods presented. Refer to Item 302 of Regulation S-K

14. Please revise to provide a more robust discussion of changes in operating, investing and financing cash flows between the periods presented, including interim periods. Your revised discussions should not only quantify the impact of the line item(s) which contributed most to the changes but should also provide detailed explanations of the reasons for the fluctuations. Please also specifically address your limited liquidity, your

plans for acquiring additional capital to fund operations, and how your business will be affected if you are unable to acquire additional capital.

Description of Securities, page 17

15. The amount of authorized common stock presented on page 17 is not consistent with the amount presented on your balance sheet on page 21. Please advise or revise your filing accordingly.

Item 9.01 – Financial Statements, page 19

General

16. We have read your response to comment 28 of our letter dated February 22, 2011. Please clarify for us if the financial statements included in the Form 8-K/A are intended to represent the financial statements of the combined entity after the reverse merger or only the financial statements of the operating company (accounting acquirer). Please also file your Item 4.01 Form 8-K regarding changes in your certifying accountant immediately.

17. We have read your response to comment 29 of our letter dated February 22, 2011. You indicated that the pro forma information has been included in the amended 8-K. Please tell us exactly where the pro forma financial information is included in the Form 8-K/A. Refer to paragraph (b)(1) of Item 9.01 of Form 8-K.

18. Since there has been no change in your fiscal year end from June 30 and Extreme Green Technologies, Inc. was operating under a December 31 year-end, please file a transition report on a new Form 8-K that includes the audited financial statements for Extreme Green Technologies, Inc. for the period from December 31, 2009 to June 30, 2010. This Form 8-K should also include all of the other information that would normally be included in a Form 10-K and should have been filed within 90 days of the consummation of this transaction. This will prevent there from being any lapses in reporting for the operating company for the three and six months ended June 30, 2010.

19. As a related matter, please note that when you file the new Form 8-K to include the June 30, 2010 financial statements of Extreme Green Technologies, Inc. and all other info that would normally be in a Form 10-K, that Form 8-K would constitute your first annual report subsequent to consummation of the transaction and your Form 10-K for the year ended June 30, 2011 must include management's report on internal controls over financial reporting. Please refer to Section 215.02 of the Compliance and Disclosure Interpretations for Regulation S-K which is available on our website at: http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. Please also ensure the new Form 8-K discloses why management's report on internal control over financial reporting has been excluded.

<u>Report of Independent Registered Public Accounting Firm, page 20</u>

20. The audit opinion makes reference to statements of "shareholders' equity (deficit)", however, the description of this financial statement on page 23 is "statement of stockholders' equity". Please revise your filing as necessary to correct this apparent inconsistency.

<u>Statement of Operations, page 22</u>

21. Please revise to disclose basic and diluted EPS as well as the weighted average number of shares outstanding for the year ended December 31, 2010.

<u>Statement of Stockholders' Equity, page 23</u>

22. We have read your response to comment 37 of our letter dated February 22, 2011. You indicate that the disclosures regarding inception date are no longer relevant in the financial statements of December 31, 2010. Based on your disclosures on pages 23, 25 and 33, it is still unclear if the inception date for Extreme Green Technologies Inc. (EGT) and its predecessors was January 1, 2008, February 28, 2008, or some other date. If the inception date was January 1, 2008 or later, please explain how you have opening balances in your statement of stockholders' equity as of January 1, 2008. Please also revise your financial statements accordingly and also revise your footnotes to clarify the difference between the column labeled "deficit" and the column labeled "accumulated deficit in the development stage." If the date of inception for EGT was prior to January 1, 2008, it is unclear why any deficits incurred through January 1, 2008 would not have been presented in the column labeled "Accumulated Deficit during Development Phase".

<u>Statement of Cash Flows, page 24</u>

23. We have read your response to comment 34 of our letter dated February 22, 2011. You indicate that the non-cash issue of stock for debt has been reported under non-cash investing and financing activities, however, it is unclear where these disclosures have been made. Please revise your statement of cash flows or footnotes disclosures to disclose these amounts as non-cash investing and financing activities. Refer to FASB ASC 230-10-50-3 through 50-6.

24. Please tell us how you determined that your sale of stock for cash and purchase of treasury stock represent cash flows from investing activities instead of cash flows from financing activities. Refer to FASB ASC 230-10-45-11 through 45-15.

25. Please tell us how you determined the issue of stock for services represents a cash inflow from financing activities. Please tell us what consideration you gave to including these amounts as non-cash investing and financing activities. Refer to FASB ASC 230-10-45-28 and FASB ASC 230-10-50-3 through 50-6.

Restatement, page 26

26. You disclose that the prior year statement of cash flows has been restated to reclassify certain line items into more appropriate classifications. Please quantify and describe to us the nature of the restatements. Please explain if you consider the restatement of your statement of cash flows to be the correction of an error. Please also tell us what consideration you gave to the following:

- Including an explanatory paragraph in the audit opinion that references the restatement;

- Including a prominent restatement footnote in the financial statements that describes the restatement of your statement of cash flows; and

- Full compliance with FASB ASC 250-10-45-23 and FASB ASC 250-10-50-7.

If you determined that the adjustments were not material, please provide us with your materiality analysis pursuant to SAB Topic 1:M and 1:N which supports your conclusion.

Notes Receivables, page 27

27. Please revise to disclose the following:

- expiration date of your agreement to purchase Superior's business;

- when the note would become due in the event that you did not purchase Superior's business; and

- the nature of any collateral underlying the note receivable

Property, Plant and Equipment, page 28

28. Please revise to disclose the amount of depreciation expense incurred during the periods presented. Please also disclose the line item(s) on your Statement of Operations which include depreciation expense. To the extent that you do not include an allocation of depreciation expense in your cost of sales, please revise your filing to remove any references to gross profit and modify the description of your cost of sales line item to indicate that it excludes depreciation expense. Refer to SAB Topic 11:B.

Deferred Investments, page 28

29. Since your Board of Directors rescinded the stock purchase agreement with Envirotek Inc., it appears that the $95,000 and $30,000 loaned to you by Envirotek represent promissory notes payable. Please tell us how you considered reflecting these cash flows within financing activities in your statement of cash flows.

30. It appears that the minimum royalty payment payable in connection with your February 25, 2010 investment agreement is $200,000. Please tell us the accounting literature you relied upon to determine that it was appropriate to record only $107,000 of the minimum royalty payment as of December 31, 2010.

Note 3 – Capital Structure, page 29

31. Please revise your financial statements and footnotes as necessary so that the transactions referenced on page 29 agree to the Statement of Stockholders' Equity presented on page 23. For example, your footnote disclosures indicate that 9 million shares were issued for services on September 26, 2008 and an expense of $300,000 was recorded. However, your Statement of Stockholders' Equity reflects two transactions on that date aggregating to 6 million shares issued for services at a cost of $280,000.

Financial Statement - Interim

Consolidated Balance Sheet, page 31

32. Please revise your balance sheet to present your noncontrolling interest separately from the parent's equity. You can achieve this by including a subtotal for parent's equity. Refer to FASB ASC 810-10-45-16 and FASB ASC 810-10-55-4I for additional guidance. Please also similarly revise your audited financial statements as of December 31, 2010.

33. It is unclear why the equity section of your balance sheet as of December 31, 2010 on page 31 and your consolidated statement of shareholders equity for the period ended December 31, 2010 on page 33 are not consistent with the amounts presented in your audited December 31, 2010 financial statements starting on page 23. Please revise accordingly.

Statement of Operations, page 32

34. Please revise your statement of operations to clearly present net income attributable to the parent and the noncontrolling interest. Please clearly label net income (loss) attributable to Extreme Green Technologies common shareholders. Refer to FASB ASC 810-10-55-4J for additional guidance. Please also similarly revise your audited financial statements for the year ended December 31, 2010.

Statement of Cash Flows, page 34

35. Please tell us how you determined that your non-cash issue of stock for debt of $500,000 represents an adjustment to reconcile net loss to net cash used by operations. Please tell us what consideration you gave to including these amounts as non-cash investing and financing activities. Refer to FASB ASC 230-10-50-3 through 50-6.

36. Please tell us how you determined that your proceeds of notes receivable represents cash flows from financing activities instead of cash flows from investing activities. Refer to FASB ASC 230-10-45-11 through 45-15.

37. You have included net proceeds of reorganization of $220,827 for the period ended December 31, 2010. Please tell us the facts and circumstances that resulted in your reorganization generating $220,827 of cash inflows from investing activities. Please cite the accounting literature used to support your conclusion.

38. You have included an adjustment for noncontrolling interest (minority interest) to arrive at you cash and cash equivalents at the end of period. Given that your noncontrolling interest (minority interest) is already included in net income (loss) for the period, please tell us how you determined that it was appropriate to include an adjustment for noncontrolling interest in calculating your cash and cash equivalents at the end of the period. Please advise or revise your statement of cash flows in future filings accordingly.

Exhibit Index, page 22

39. We note your response to comment 39 of our letter dated February 22, 2011. Please revise your registration statement to include in your exhibit index all of the exhibits that would be required by Item 601 of Regulation S-K in connection with a Form 10 registration statement. Please refer to the Instructions to the Exhibit Table in Item 601 of Regulation S-K.

FORM 10-K FOR THE PERIOD ENDED JUNE 30, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources
Results of Operations

40. We have read your responses to comments 40 and 41 of our letter dated February 22, 2011. You indicate that your disclosures have been expanded. Please tell us where your disclosures have been expanded to provide the additional disclosures. Please provide the disclosures in future filings, including any Form 10-K/A that you may file.

41. We note your response to comments 44 and 45 of our letter dated February 22, 2011. We reissue these comments. Please file an amendment to your Form 10-K in response to these comments.

42. We note your response to comment 46 of our letter dated February 22, 2011. Please confirm to us that you will address comments 40 through 45 in our February 22, 2011 letter in your future interim filings.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2010

General

43. Please address the above comments in your interim filings as well.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 20, 2010

44. We note your response to comments 47 and 48 of our letter dated February 22, 2011. We reissue these comments. Please file an amendment to your Form 10-Q for the quarterly period ended September 30, 2010 in response to these comments.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or, in his absence, Lisa Etheredge, Senior Accountant at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Dietrich King, Senior Attorney at (202) 551-3338 with any other questions.

Sincerely,

Pamela Long
Assistant Director